UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number: 000-30078

WAVECOM S.A.

3, esplanade du Foncet

F-92442 Issy-Les-Moulineaux Cedex, France

Tel: + 33 1 46 29 08 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                               No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

News Release

Contact:

Lisa Ann Sanders

Wavecom

Phone: +33 1 46 29 41 81

Email: lisaann.sanders@wavecom.com

New Wavecom Board of Directors

Appointment of New Wavecom CEO and Deputy CEO

Issy-les-Moulineaux, France – March 6, 2009 – Wavecom (Paris: AVM – NASDAQ: WVCM), a leading provider of embedded wireless technology for M2M (machine-to-machine) communication, announced today that, in accordance with the Memorandum of Understanding entered into between Sierra Wireless, Inc. and Wavecom on December 1, 2008 and following the change of control of Wavecom, Michel Alard, Aram Hékimian, Bernard Gilly, Stephen Imbler and Anthony Maher tendered their resignations as directors of Wavecom and Ronald Black tendered his resignation as director and CEO of Wavecom, effective as of March 6, 2009, which resignations were duly accepted.

On March 6, 2009, the following persons were appointed to the Board of Directors of Wavecom: Jason Cohenhour, David McLennan, Jason Krause, Daniel Schieler and James Kirkpatrick, all employees of Sierra Wireless, Inc.

In addition, Jason Cohenour has been named CEO and Chairman of the Board of Directors of Wavecom and David McLennan has been named Deputy CEO of Wavecom.

Wavecom – The Wireless M2M Experts

Wavecom is a leading provider of embedded wireless technology for M2M (machine-to-machine) communication. Wavecom provides a range of GSM/GPRS, CDMA, EDGE and 3G Wireless CPUs; programmable processors which also act as wireless modules or wireless modems. These are backed by a cellular wireless software suite which includes a real-time operating system (RTOS), a software development environment based on Eclipse™, and several Plug-Ins (GPS, TCP/IP, security, Bluetooth™, Lua script and more). Wavecom also offers a wide range of professional and operated services. Wavecom solutions are used for automotive telematics, smart metering, fleet management, GSM/GPS/satellite tracking, wireless alarms, wireless POS (point of sales), WLL (fixed voice), remote monitoring and many other M2M applications. Founded in 1993 and headquartered in Issy-les-Moulineaux (France) near Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), Farnborough (UK), Munich (Germany) and Sao Paolo (Brazil). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

Further Information

The tender offers described here are being made for the ordinary shares, the ADSs and OCEANEs of Wavecom. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Wavecom securities. The solicitation and the offer to buy the shares, ADSs and OCEANEs of Wavecom is being made only pursuant to the offer to purchase and related materials that Sierra Wireless France filed with the AMF or the U.S. Securities and Exchange Commission (the “SEC”). Wavecom security holders and other investors should read carefully the filed documents listed below, and any amendments or supplements thereto, prior to making any decisions with respect to the tender offers because these documents contain, or will contain, important information, including the terms and conditions of the tender offers.

Copies of the note d’information approved by the AMF under visa no. 09-002 dated January 6, 2009, as well as the “other information document,” are available on the Sierra Wireless, Inc. website (www.sierrawireless.com) and the AMF website (www.amf-france.org) and can be obtained for free from Lazard Frères Banque, 121 boulevard Haussmann, 75008 Paris.

Copies of the note en réponse approved by the AMF under visa no. 09-003 dated January 6, 2009, as well as the “other information document,” are available on the Wavecom website (www.wavecom.com) and the AMF website (www.amf-france.org) and can be obtained for free from Wavecom, 3, esplanade du Foncet, 92442 Issy-les-Moulineaux and Merrill Lynch Capital Markets (France) SAS, 112, avenue Kléber, 75761 Paris.

Copies of the Tender Offer Statement on Schedule TO filed by Sierra Wireless France and the Schedule 14D-9 filed by Wavecom, are available from the SEC’s website (www.sec.gov). Such materials filed by Sierra Wireless France and Wavecom are also available for free on the websites of Sierra Wireless, Inc. (www.sierrawireless.com) and Wavecom (www.wavecom.com).

Wavecom security holders and other investors can obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (www.amf-france.org.), and with the SEC, from the SEC’s website (www.sec.gov), in each case without charge. Such materials filed by Sierra Wireless France will also be available for free at Sierra Wireless’ website (www.sierrawireless.com).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: March 9, 2009	By:	/s/ David McLennan
David McLennan
Deputy Chief Executive Officer